Erik Vayntrub Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 486-9108 Tel erv@capgroup.com thecapitalgroup.com

April 14, 2016

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: The Tax-Exempt Bond Fund of America (the “Fund”)

File No. 333-210274

Dear Mr. Cowan:

This letter is in response to the oral comments you provided on April 13, 2016 to the Fund’s Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”) on Form N-14, pursuant to which the Fund is registering shares it expects to distribute to shareholders of The Tax-Exempt Fund of Maryland and The Tax-Exempt Fund of Virginia (collectively, the “Acquired Funds”) in accordance with an Agreement and Plan of Reorganization and Liquidation by and between the Fund and American Funds Tax-Exempt Series I (the “Series”), for and on behalf of each of the Acquired Funds. We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. Capitalized terms used but not defined herein have the same meaning attributed to those terms in the Registration Statement. As previously discussed, we will incorporate any changes described below to the Registration Statement in a subsequent pre-effective amendment (the “Amendment”), which we respectfully request be declared effective on April 18, 2016.

Questions and Answers for Shareholders

A.	“How will the Reorganization of an Acquired Fund affect me?”

  Please address in response to this question how fractional shares held by an Acquired Fund shareholder will be affected if the Reorganizations are approved and effected.

Response: We have updated the disclosure to address this comment, as follows:

If the Reorganization relating to your Acquired Fund is approved, your Acquired Fund shares (including any fractional shares) will automatically be converted into shares of the Acquiring Fund and you will become an Acquiring Fund shareholder. At the closing of the Reorganization, you will receive shares of the Acquiring Fund that are equal in aggregate net asset value to the shares of the Acquired Fund (including any fractional shares of the Acquired Fund) that you held immediately prior to the Reorganization.

B.	“Do the Acquired Funds and the Acquiring Fund have similar investment objectives and policies?”

  In the response to this question, please clarify that at least 80% of each Fund’s assets will be invested in securities not subject to the federal alternative minimum tax.

Response: We have supplemented the disclosure to address this comment, as follows:

… while the Acquired Funds seek to provide current income exempt from both regular federal and state-specific income taxes, the Acquiring Fund seeks to provide current income exempt only from federal income taxes without any single-state restrictions or requirements. In accordance with its investment objectives, each of the Acquired Funds must invest at least 80% of its assets in securities that are exempt from both federal income taxes (including the federal alternative minimum tax) and Maryland or Virginia income taxes, as applicable. On the other hand, although it is not subject to a similar state-specific investment restriction, the Acquiring Fund must invest at least 80% of its assets in securities that are exempt only from regular federal income tax (including the federal alternative minimum tax).

C.	“How do I vote my shares?”

  Please address in response to this question how improperly executed proxy cards will be handled.

Response: We have supplemented the disclosure to address this comment, as follows:

To vote by mail, complete, sign and date the proxy card and mail it in the enclosed postage-paid envelope. Proxy cards submitted by mail will be voted only if properly executed. Properly executed proxy cards will be voted in the manner directed therein. Proxy cards that are signed and dated, but not completed, will be voted “FOR” the Reorganizations. If your proxy card is not returned, or if it is not executed or improperly executed, your shares will not be voted unless you vote in person at the Special Meeting.

Combined Proxy Statement/Prospectus

A.	Cover Page

  Please list the file numbers for each document that is incorporated by reference.

Response: We have updated the disclosure to address this comment.

B.	Summary

  Because all material information regarding the Plan should be included in the Combined Proxy Statement/Prospectus, the disclosure should not be qualified by reference to the Plan. Please revise the disclosure under “Summary of Proposed Reorganizations” accordingly.

Response: We have revised the disclosure to address this comment. The updated disclosure reads as follows:

The following is a summary of key information concerning the proposed Reorganizations. This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Combined Proxy Statement/Prospectus. You should also carefully review the Plan, the form of which is attached as Appendix A.

  Under “Comparison of Investment Objectives and Principal Investment Strategies,” in describing the requirement that each of the Funds invests at least 80% of its assets in securities exempt from federal income taxes, please clarify that such securities will also be exempt from the federal alternative minimum tax.

Response: We have updated the disclosure to address this comment, as follows:

Under normal circumstances, the Acquired Funds invest at least 80% of their respective assets in, or derive at least 80% of their respective income from, securities that are exempt from both regular federal income taxes (including AMT) and Maryland or Virginia state income taxes, as applicable. The Acquiring Fund, on the other hand, invests at least 80% of its assets in, or derives at least 80% of its income from, securities that are exempt only from regular federal income tax (including AMT).

  Please also clarify under “Comparison of Investment Objectives and Principal Investment Strategies” that U.S Treasury bonds and tax-exempt securities issued by U.S. territories are securities exempt from both regular federal and Maryland and Virginia state income taxes.

Response: We have updated the disclosure to address this comment, as follows:

While the Acquiring Fund invests in municipal securities issued in any state or territory, the investable universe of the Acquired Funds is largely limited to municipal bonds issued by Maryland or Virginia (as applicable) and their respective agencies and municipalities and other securities that are exempt from both regular federal and Maryland and Virginia state income taxes, including U.S. Treasury bonds and tax-exempt securities issued by U.S. territories, such as Puerto Rico, Guam and the U.S. Virgin Islands.

  Item 3(a) of Form N-14 requires that the Fund include a table showing the current fees of the Fund and of each Acquired Fund. The fees listed in the Combined Proxy Statement/Prospectus under “Comparison of Shareholder Fees and Expenses” are as of October 1, 2015, the date of each merging fund’s prospectus. Please confirm that the listed fees are, in fact, current fees.

Response: We hereby confirm that the fees listed for the Acquiring Fund and each Acquired Fund are the current fees of the respective fund.

  In accordance with the Staff’s position in the North American Security Trust no-action letter (pub. avail. Aug. 5, 1994), please provide analysis supporting the determination that the Acquiring Fund will be the surviving fund of the Reorganizations for accounting purposes and the calculation of performance.

Response: The requested analysis is attached as Exhibit A hereto.

  The narrative preceding the investment results of the three merging funds under “Comparison of Investment Results” notes that the “Annual average total returns” table for each merging fund compares the applicable fund’s results “with applicable broad measures of market results.” Please revise the disclosure to clarify that the table for each merging fund compares the results of the applicable fund against only one broad-based index.

Response: We have updated the disclosure to address this comment, as follows:

The following bar chart shows how the investment results of each Fund have varied from year to year, and the tables that follow show how each Fund’s average annual total returns for various periods compare with ~~applicable~~ a broad measure~~s~~ of market results and other applicable measures of securities market results.

  If available, please update the results information for each of the merging funds to include data as of December 31, 2015.

Response: We have updated the disclosure to address this comment.

C.	Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds

  In the third column of the table comparing the investment policies of the three merging funds, please revise inadvertent references to an “Acquired Fund” to references to the Acquiring Fund.

Response: We have updated the disclosure to address this comment.

  In the table comparing the investment policies of the three merging funds, under “Tax-Exempt Status,” please clarify that tax-exempt securities may include tax-exempt securities issued by U.S. territories.

Response: We have updated the disclosure to address this comment with the following supplemental disclosure: “For the avoidance of doubt, such tax-exempt securities may include U.S. Treasury bonds and tax-exempt securities issued by U.S. territories, such as Puerto Rico, Guam and the U.S. Virgin Islands.”

  Please confirm that headings and sub-headings in the table of individuals primarily responsible for the portfolio management of each merging fund are appropriately shaded, such that shareholders are able to easily distinguish between information of each of the three funds.

Response: Although colors were dropped from the filing draft of the Registration Statement transmitted to the SEC via EDGAR, we hereby confirm that headings and sub-headings in the table in question are shaded and will be shaded in the proxy statement to be distributed to Acquired Fund shareholders.

D.	Information about the Reorganizations

  See Comment No. 5 above. Because all material information regarding the Plan should be included in the Combined Proxy Statement/Prospectus, the disclosure should not be qualified by reference to the Plan. Please revise the disclosure under “Summary of the Plan” accordingly.

Response: We have revised the disclosure to address this comment as follows:

The following is a summary of the material terms of the Plan ~~is qualified in its entirety by reference~~. Please refer to the form of the Plan attached to this Combined Proxy Statement/Prospectus as Appendix A for additional details.

E.	Additional Information About the Funds

  In the lead-in to the “Financial highlights” table, please remove the references to “certain reimbursements and/or waivers,” as the table indicates that there were no such reimbursements or waivers for the covered periods.

Response: We have revised the disclosure to address this comment.

F.	Capitalization

  Please update the data in the capitalization table to a date within 30 days of the filing date of the Registration Statement.

Response: We have updated the capitalization table to include data as of March 31, 2016, and, accordingly, have updated the lead-in to the table to make clear that the information in the table is unaudited.

G.	Voting Information

  Please update the disclosure under “Vote Required” to specify how improperly executed proxy cards will be handled. Please also include corresponding disclosure in the proxy card.

Response: We have updated the disclosure to address this comment, as follows, and have updated the corresponding disclosure in the proxy card accordingly:

If the enclosed proxy card is properly executed and returned in time to be voted at the Special Meeting, the proxies named therein will vote the shares represented by the proxy at the Special Meeting in accordance with the instructions marked thereon. Proxy cards that are not timely returned and proxy cards that are not executed or that are improperly executed will not be voted. Unmarked but properly executed proxy cards will be voted “FOR” approval of the Plan.

Exhibits

  The legal opinion filed as Exhibit 11 states that it “is given as of the date hereof” and legal counsel issuing the opinion “assume[s] no obligation to update this opinion to reflect any changes in law or any other facts or circumstances which may hereafter” come to light. Please confirm that a new legal opinion will be furnished in the case of any material developments with respect to the legal status of the securities being registered after the date of the opinion but prior to the issuance of the shares.

Response: We hereby confirm that we will seek to obtain and file a refreshed legal opinion with respect to the legal status of the shares if any material developments relating to the status of the shares arises prior to the date on which the registered shares will be issued.

  Please confirm your intent to file an auditor consent as an exhibit to the Amendment.

Response: We hereby confirm that PricewaterhouseCoopers LLP will furnish the Fund with an auditor consent, which will be filed as an exhibit to the Amendment.

  Please file updated powers of attorney relating specifically to a filing of a Registration Statement on Form N-14.

Response: We hereby confirm that we will file updated powers of attorney relating specifically to the filing of a Registration Statement on Form N-14 as exhibits to the Amendment.

Finally, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	should the SEC or its Staff, acting pursuant to delegated authority, allow the Fund’s filing to go automatically effective, the SEC shall not be foreclosed from taking any action with respect to the filing;

•	the action of the SEC or its Staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert the action of the SEC or its Staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments. We understand that, in light of the responses set forth above, you have no further questions or comments to the Fund’s Registration Statement. As such, pursuant to Rule 461 under the Securities Act, and on behalf of the Fund and the Fund’s principal underwriter, American Funds Distributors, Inc., we respectfully request that the effectiveness of the Fund’s Registration Statement be accelerated to April 18, 2016. If you have any questions in this respect, please do not hesitate to contact me at (213) 486-9108.

Sincerely,

/s/ Erik A. Vayntrub

Erik A. Vayntrub

Counsel

Exhibit A

As requested, the following is the Fund’s analysis of the factors set forth by the Division of Investment Management in North American Security Trust (NAST), 1993 SEC No-Action Letter (pub. avail. Aug. 5, 1994) with respect to financial accounting survivors in the context of business combinations or reorganizations involving investment companies. For the reasons set forth below, the Acquiring Fund was selected to be the accounting and performance survivor of the proposed Reorganizations, pursuant to which each of the Maryland Fund and the Virginia Fund are expected to be reorganized with and into the Acquiring Fund, subject to shareholder approval.

Background. The Maryland Fund and the Virginia Fund are each series of The American Funds Tax-Exempt Series I, an open-end, management investment company. The Acquiring Fund is an open-end, management investment company. After careful consideration, the Board of the Series, including each of its independent board members, determined that the proposed Reorganizations are in the best interests of each Acquired Fund and unanimously approved the Plan. The Board of the Acquiring Fund, including its independent board members, similarly determined that the proposed Reorganizations are in the best interests of the Acquiring Fund and its shareholders and unanimously approved the Plan. The Plan is subject to approval by shareholders of each Acquired Fund. Capital Research and Management Company (CRMC) serves as investment adviser to each of the three merging funds and will continue to serve as investment adviser to the Acquiring Fund after the proposed Reorganizations are effected.

NAST No-Action Letter. In the NAST no-action letter, the Staff stated that, in determining whether a surviving fund may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund, if any, the surviving fund most closely resembles. According to the Staff, in making that determination, a fund should consider, among other things, the following factors as to the predecessor funds and the surviving fund: (1) their investment advisers; (2) their investment objectives, policies and restrictions; (3) their expense structures and expense ratios; (4) their relative asset sizes; and (5) their portfolio compositions. The Staff further noted that the survivor of a business combination for accounting purposes (i.e., the fund whose financial statements are carried forward) will typically be the fund whose historical performance may be used by the surviving fund. Importantly, the Staff did not identify any one factor as having more significance than another.

Analysis. Applying the factors identified by the Staff in the NAST no-action letter to the proposed Reorganizations, as we do below, we believe that the factors identified by the Staff weigh strongly in favor of the determination that the Acquiring Fund be the accounting and performance survivor of the proposed Reorganizations.

1.	Investment adviser and portfolio managers. The three merging funds currently have the same investment adviser, and, after the proposed Reorganizations are effected, CRMC will continue to serve in its current capacity as investment adviser to the Acquiring Fund. There is also overlap between the portfolio management teams of the three merging funds: the principal investment officer of each of the Acquired Funds also serves as one of three portfolio managers of the Acquiring Fund. The individuals primarily responsible for the portfolio management of the surviving fund will be the three individuals who currently serve as portfolio managers of the Acquiring Fund.

2.	Investment objectives, policies and restrictions. Although the Funds have similar investment objectives, policies and restrictions, there are some differences in the investment objectives and strategies of each of the three merging funds. The merging funds are all tax-exempt municipal bond funds, which seek to provide shareholders with a high level of tax-exempt current income, consistent with the preservation of capital. However, while the Maryland Fund and the Virginia Fund seek to provide current income exempt from both regular federal and state-specific income taxes, the Acquiring Fund seeks to provide current income exempt only from federal income tax without any single-state restrictions or requirements. Additionally, unlike the Acquired Funds, which are permitted to invest up to 20% of their respective assets in securities that may subject shareholders to federal alternative minimum tax (AMT), the Acquiring Fund is prohibited from investing in securities subject to AMT. Notwithstanding these differences in the Funds’ investment objectives, strategies and restrictions, the surviving fund’s investment objectives, strategies and restrictions will be identical to those of the Acquiring Fund.

3.	Expense structure and expense ratio. The sales load and expense structures of the surviving fund of the proposed Reorganizations will be those of the Acquiring Fund; however, if the proposed Reorganizations are consummated, the surviving fund’s expense ratios are expected to decrease further due to economies of scale associated with the increase in total assets managed by the surviving fund. The current effective management fees for the Maryland Fund and the Virginia Fund are 0.34% and 0.33%, respectively, as compared with 0.24% for the Acquiring Fund. If the Reorganizations are effected, the effective management fees for the surviving fund, pro forma for each of the Reorganizations, is expected to be 0.23%.

4.	Relative sizes. As of January 31, 2016, the Acquiring Fund has total net assets of approximately $11.6 billion, while the Maryland Fund and the Virginia Fund had approximately $316 million and approximately $487 million in total net assets, respectively. Assuming no changes to these figures, if the proposed Reorganizations are both effected, the Acquiring Fund’s assets will comprise approximately 93.5% of the surviving fund’s total net assets, while the assets of the Maryland Fund and the Virginia Fund will comprise approximately 2.5% and 4.0% of the surviving fund’s total net assets, respectively.

5.	Portfolio compositions. As a general matter, all of the portfolio holdings of the Acquired Funds are expected to be transferred to the Acquiring Fund in connection with the proposed Reorganizations. However, as noted above, while the Acquired Funds are permitted to invest up to 20% of their respective assets in securities subject to AMT, the Acquiring Fund is prohibited from holding or investing in any such securities. Accordingly, because the surviving fund’s investment restrictions will be identical to those of the Acquiring Fund, each Acquired Fund will be required to liquidate its portfolio holdings subject to AMT before the Reorganizations are effected. As of January 31, 2016, approximately 8.3% of the Maryland Fund’s assets and 6.2% of the Virginia Fund’s assets were invested in securities subject to AMT.

6.	Accounting survivor. Our tax and audit teams have determined that, under U.S. Generally Accepted Accounting Principles (GAAP), the Acquiring Fund is appropriately designated as the accounting survivor.

In light of the foregoing, we believe the Acquiring Fund is properly regarded as the surviving fund for accounting and performance purposes.